                          SECURITIES AND EXCHANGE COMMISSION
                                Washington, D.C. 20549
                              _________________________

                                  AMENDMENT NO. 1 TO
                                    SCHEDULE 14D-1
                 Tender Offer Statement Pursuant to Section 14(d)(1)
                        of the Securities Exchange Act of 1934

                              _________________________

                        T. ROWE PRICE REALTY INCOME FUND II,
                          AMERICA'S SALES-COMMISSION-FREE
                          REAL ESTATE LIMITED PARTNERSHIP
                              (Name or Subject Company)


                               LIDO ASSOCIATES, L.L.C.
                              KOLL TENDER CORPORATION II
                                     (Bidder)


                        UNITS OF LIMITED PARTNERSHIP INTERESTS
                            (Title of Class of Securities)

                                         NONE
                        (CUSIP Number of Class of Securities)
                              _________________________

                               GREGORY W. PRESTON, ESQ.
                                ROBERT I. NEWTON, ESQ.
                               McDermott, Will & Emery
                             1301 Dove Street, Suite 500
                               Newport Beach, CA 92660
                                    (714) 851-0633

         (Name, Address and Telephone Number of Person Authorized to Receive
                   Notices and Communications on Behalf of Bidder)

                              Calculation of Filing Fee

--------------------------------------------------------------------------------
                     Transaction                      Amount of
                      Valuation*                      Filing Fee
                     -----------                      ----------
                     $12,312,000                       $2,462.40

--------------------------------------------------------------------------------



    *For purposes of calculating the filing fee only. This amount assumes the purchase of $38,000 units of limited partnership interests ("Units") of the subject company at $324 in cash per Unit.


[ X ] Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.


              Amount Previously Paid: $2,462.40
              Form or Registration Number: 005-47583
              Filing Party: LIDO ASSOCIATES, L.L.C.
              Date Filed:  12-10-96


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                     AMENDMENT NO. 1 TO SCHEDULE 14D-1

     This Amendment No. 1 to Schedule 14D-1 amends and supplements the
Schedule 14D-1 filed December 10, 1996 (the "Schedule"), on behalf of Lido Associates, L.L.C., as set forth below.

Item 11.  Material to be filed as Exhibits

          The response set forth in Item 11 of the Schedule is amended and supplemented in part by the following:



         (a)(4) Supplement No. 1, dated January 14, 1997 to the Offer to Purchase dated December 10, 1996.

         (a)(5)  Letter to Unitholders dated January 14, 1997.


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                                      SIGNATURES
    After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated:  January 14, 1997

                                       LIDO ASSOCIATES, L.L.C.

                                       By:  Koll Tender Corporation II
                                       Its: Managing Member



                                        By: /s/ HAROLD HOFER
                                            ------------------------------------
                                            Name:     Harold Hofer
                                            Title:    Executive Vice President



                                        KOLL TENDER CORPORATION II


                                        By: /s/ Harold Hofer
                                            ----------------------------------
                                            Name:   Harold Hofer
                                            Title:  Executive Vice President